UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Month of December 2022

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

99.1Stock Exchange announcement dated 1 December 2022 entitled ‘Total voting rights and issued capital’
99.2Stock Exchange announcement dated 6 December 2022 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.3Stock Exchange announcement dated 7 December 2022 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.4Stock Exchange announcement dated 8 December 2022 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.5Stock Exchange announcement dated 9 December 2022 entitled ‘Rio Tinto acquisition of Turquoise Hill receives shareholder support’
99.6Stock Exchange announcement dated 16 December 2022 entitled ‘Rio Tinto completes acquisition of Turquoise Hill’
99.7Stock Exchange announcement dated 16 December 2022 entitled ‘Key Dates’
99.8Stock Exchange announcement dated 19 December 2022 entitled ‘Block listing’
99.9Stock Exchange announcement dated 30 December 2022 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	3 January 2023	Date	3 January 2023